                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-56712

PROSPECTUS

[CALPINE LOGO]                     Up to 16,603,633 Shares
                                     CALPINE CORPORATION
                                         Common Stock
                                 (Par Value $.001 per share)

     This prospectus relates to the shares of common stock of Calpine Corporation, a Delaware corporation, issuable upon exchange or redemption of the exchangeable shares of Calpine Canada Holdings Ltd., an Alberta corporation and an indirect wholly-owned subsidiary of Calpine, which we call Calpine Canada in this prospectus. The exchangeable shares were issued to the former shareholders of Encal Energy Ltd., an Alberta corporation, in connection with our acquisition of Encal. Each exchangeable share may be exchanged for one share of our common stock, plus all payable and unpaid dividends, if any, on a share of our common stock. Because the shares of our common stock offered by this prospectus will be issued only in exchange for, or upon the redemption of, the exchangeable shares, we will not receive any cash proceeds from this offering.

     Up to 4,649,209 shares of the common stock offered hereby may be resold by the selling holder named in this prospectus following our issuance of common stock to such selling holder in exchange for, or upon redemption of, its exchangeable shares. The selling holder will receive all of the proceeds from the sale of the common stock and will pay all expenses incident to the offer and sale of the common stock, including any underwriting discounts and selling commissions applicable to any sale. The selling holder and any broker-dealers, agents or underwriters that participate in the distribution of the securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of the securities purchased by them may be deemed to be underwriting commission or discounts under the Securities Act.

     We are paying all expenses of registration incurred in connection with this offering.

     Calpine's common stock is traded on The New York Stock Exchange under the symbol "CPN." On October 8, 2001, the last reported sales price of the common stock on that exchange was $25.15. Unless otherwise indicated, all dollar references in this prospectus are to U.S. dollars.

     INVESTING IN CALPINE'S COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 9.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is October 9, 2001.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
The Company.................................................    1
Risk Factors................................................    9
Where You Can Find More Information.........................   10
Forward-Looking Statements..................................   11
Use of Proceeds.............................................   12
Selling Holder..............................................   12
Plan of Distribution........................................   13
Description of Our Capital Stock............................   18
Income Tax Considerations...................................   22
Legal Matters...............................................   31
Independent Auditors........................................   31

                           -------------------------

     This document is called a prospectus and is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC") using a "shelf" registration or continuous offering process.

     The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits, can be read at the SEC web site or at the SEC offices mentioned under the heading "Where You Can Find More Information."

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer or soliciting a purchase of these securities in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make the offer or solicitation. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

     The prospectus incorporates business and financial information about us that is not included in or delivered with the document. YOU MAY REQUEST AND OBTAIN THIS INFORMATION FREE OF CHARGE BY WRITING OR TELEPHONING US AT THE FOLLOWING ADDRESS: CALPINE CORPORATION, 50 WEST SAN FERNANDO STREET, SAN JOSE, CALIFORNIA 95113, ATTENTION: LISA M. BODENSTEINER, ASSISTANT SECRETARY,
TELEPHONE: (408) 995-5115.

     Unless we have indicated otherwise, references in this prospectus to "Calpine," "we," "us," and "our" or similar terms are to Calpine Corporation and its consolidated subsidiaries. As used in this prospectus, "EBITDA" means net income less income from unconsolidated investments, plus cash received from unconsolidated investments, plus provision for tax, plus interest expense, plus one-third of operating lease expenses, plus depreciation and amortization, plus distributions on our company-obligated mandatorily redeemable convertible preferred securities of subsidiary trusts ("HIGH TIDES"(SM)). This non-GAAP measure is presented not as a measure of operating results, but rather as a measure of Calpine's ability to service debt. EBITDA should not be construed as an alternative to either (i) income from operations (determined in accordance with generally accepted accounting principles) or (ii) cash flows from operating activities (determined in accordance with generally accepted accounting principles).

                                  THE COMPANY

     We are a leading independent power company engaged in the development, acquisition, ownership and operation of power generation facilities and the sale of electricity and steam in the United States, Canada and the United Kingdom. We have experienced significant growth in all aspects of our business over the last five years. Currently, we own interests in 61 power plants having a net capacity of 11,085 megawatts. We also have 30 gas-fired projects under construction having a net capacity of 16,691 megawatts and have announced plans to develop 26 gas-fired projects (power plants and expansions of current facilities) with a net capacity of 14,915 megawatts. Upon completion of the projects under construction, we will have interests in 87 power plants located in 22 U.S. states, three Canadian provinces and the United Kingdom having a net capacity of 27,776 megawatts. Of this total generating capacity, 97% will be attributable to gas-fired facilities and 3% will be attributable to geothermal facilities.

     As a result of our expansion program, our revenues, EBITDA, earnings and assets have grown significantly over the last five years, as shown in the table below.

                                                                          COMPOUND ANNUAL
                                                    1996        2000        GROWTH RATE
                                                  --------    ---------   ---------------
                                                  (DOLLARS IN MILLIONS)
Total Revenue...................................  $  291.5    $ 2,547.1          72%
EBITDA..........................................     144.2      1,017.2          63%
Net Income......................................      14.8        372.6         124%
Total Assets....................................   1,245.0     10,323.2          70%

     Since our inception in 1984, we have developed substantial expertise in all aspects of the development, acquisition and operation of power generation facilities. We believe that the vertical integration of our extensive engineering, construction management, operations, fuel management, power marketing and financing capabilities provides us with a competitive advantage to successfully implement our acquisition and development program and has contributed to our significant growth over the past five years.

THE MARKET

     The power industry represents the third largest industry in the United States, with an estimated end-user market of over $215 billion of electricity sales in 2000 produced by an aggregate base of power generation facilities with a capacity of approximately 860,000 megawatts. In response to increasing customer demand for access to low-cost electricity and enhanced services, new regulatory initiatives have been and are continuing to be adopted at both the state and federal level to increase competition in the domestic power generation industry. The power generation industry historically has been largely characterized by electric utility monopolies producing electricity from old, inefficient, high-cost generating facilities selling to a captive customer base. Industry trends and regulatory initiatives have transformed the existing market into a more competitive market where end-users purchase electricity from a variety of suppliers, including non-utility generators, power marketers, public utilities and others.

     There is a significant need for additional power generating capacity throughout the United States, both to satisfy increasing demand, as well as to replace old and inefficient generating facilities. Due to environmental and economic considerations, we believe this new capacity will be provided predominantly by gas-fired facilities. We believe that these market trends will create substantial opportunities for efficient, low-cost power producers that can produce and sell energy to customers at competitive rates.

     In addition, as a result of a variety of factors, including deregulation of the power generation market, utilities, independent power producers and industrial companies are disposing of power generation facilities. To date, numerous utilities have sold or announced their intentions to sell their power generation facilities and have focused their resources on the transmission and distribution business segments. Many independent producers operating a limited number of power plants are also seeking to dispose of their

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

plants in response to competitive pressures, and industrial companies are selling their power plants to redeploy capital in their core businesses.

STRATEGY

     Our strategy is to continue our rapid growth by capitalizing on the significant opportunities in the power market, primarily through our active development and acquisition programs. In pursuing this growth strategy, we utilize our management and technical knowledge to implement a fully integrated approach to the acquisition, development and operation of power generation facilities. This approach uses our expertise in design, engineering, procurement, finance, construction management, fuel and resource production, acquisition, operations and power marketing, which we believe provides us with a competitive advantage. The key elements of our strategy are as follows:

     - Development of new and expansion of existing power plants. We are actively pursuing the development of new and expansion of our existing highly efficient, low-cost, gas-fired power plants to replace old and inefficient generating facilities and meet the demand for new generation.

     - Acquisition of power plants. Our strategy is to acquire power generating facilities that meet our stringent criteria, provide significant potential for revenue, cash flow and earnings growth and provide the opportunity to enhance the operating efficiencies of the plants.

     - Enhancement of existing power plants. We continually seek to maximize the power generation and revenue potential of our operating assets and minimize our operating and maintenance expenses and fuel costs.

BUSINESS COMBINATION WITH ENCAL

     On April 19, 2001, we acquired all of the common shares of Encal Energy Ltd. (which was thereafter merged into Calpine Canada Resources Ltd.), a Calgary, Alberta-based natural gas and petroleum exploration and development company, through a stock-for-stock exchange in which Encal shareholders received, in exchange for each share of Encal common stock, .1493 shares of Calpine common equivalent shares (called "exchangeable shares") of our subsidiary, Calpine Canada. A total of 16,603,633 exchangeable shares were issued to Encal shareholders in exchange for their Encal common stock. Each exchangeable share is exchangeable for one share of Calpine common stock. The aggregate value of the transaction was approximately $1.1 billion, including the assumed indebtedness of Encal. The transaction was accounted for under the pooling-of-interests method and, accordingly, all historical amounts reflected in our consolidated condensed financial statements were restated to reflect the business combination. To date, we have incurred $41.6 million in nonrecurring merger costs for this transaction. With the addition of Encal's assets, which currently produce approximately 230 million cubic feet of gas equivalent ("mmcfe") per day, net of royalties, our net production increased to 390 mmcfe per day in North America, enough to fuel approximately 2,300 megawatts of our power fleet.

     The registration statement of which this prospectus is a part was filed with the SEC in order to register the shares of our common stock that will be issuable on exchange of the exchangeable shares issued in connection with our business combination with Encal and to allow for resales of such common stock by a selling holder who was an affiliate of Encal.

RECENT DEVELOPMENTS

     In addition to the recent developments described below, please see the recent developments described in our Annual Report on Form 10-K for the year ended December 31, 2000, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001, and our Current Reports on Form 8-K filed on April 10, 2001, April 19, 2001, April 30, 2001, June 26, 2001, July 9,
2001, July 13, 2001, July 17, 2001, July 27, 2001, September 5, 2001, September
10, 2001, September 28, 2001 and October 9, 2001, each of which are incorporated by reference in this prospectus.

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

     On July 5, 2001, we announced an agreement to acquire a 1,200-megawatt natural gas-fired power plant at Saltend near Hull, Yorkshire, England from Entergy Wholesale Operations for approximately L562.5 million (approximately U.S.$810 million at then-current exchange rates). The Saltend facility, a cogeneration facility, provides electricity and steam for BP Chemical's Hull Works plant under a 15-year agreement. The balance of the Saltend facility's electricity output is sold into the deregulated UK power market. The Saltend transaction is our first acquisition of a power facility in Europe. The acquisition closed on August 24, 2001.

     On July 10, 2001, we announced an agreement to acquire approximately 85% of the voting stock of Michael Petroleum Corporation, a Houston, Texas-based natural gas exploration and development company, for approximately $338.5 million and the assumption of $54.5 million of debt. The acquisition includes 204 billion cubic feet equivalent of proven natural gas reserves currently producing 43 mmcfe per day and an inventory of high quality, low risk drilling locations within a 94,000 acreage position in close proximity to our South Texas Magic Valley and Hidalgo Energy Centers. The acquisition closed on August 15, 2001.

     On October 2, 2001, we announced four concurrent offerings of senior notes in the U.S. dollar, Canadian dollar, sterling and euro fixed income markets (collectively, the "Concurrent Offerings"). The Canadian dollar offering will consist of C$250 million of senior notes due 2007 to be issued by Calpine's wholly owned subsidiary Calpine Canada Energy Finance ULC and guaranteed by Calpine. The sterling and euro offering will consist of L275 million equivalent of senior notes to be issued by Calpine's wholly owned subsidiary Calpine Canada Energy Finance II ULC and guaranteed by Calpine. These notes will be issued in two separate tranches denominated in sterling and euros. The U.S. dollar offerings will consist of $500 million of senior notes to be issued by Calpine Canada Energy Finance ULC and guaranteed by Calpine, and $287 million of senior notes issued by Calpine directly. Proceeds from the offerings will be used to refinance existing bridge loan financings incurred to fund recently completed transactions and for working capital and general corporate purposes. Calpine also expects to offer approximately $654.5 million of pass through certificates relating to certain sale/leaseback transactions concurrently with the senior note offerings. These pass through certificates will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. Proceeds from this offering will be used to refinance outstanding borrowings under Calpine's construction loan facilities and certain project-specific debt, and for working capital and general corporate purposes.

     California Power Market. The deregulation of the California power market has produced significant unanticipated results in the past year and a half. The deregulation froze the rates that utilities can charge their retail and business customers in California, until recent rate increases approved by the California Public Utilities Commission ("CPUC"), and prohibited the utilities from buying power on a forward basis, while wholesale power prices were not subjected to limits.

     In the past year and a half, a series of factors have reduced the supply of power to California, which has resulted in wholesale power prices that have been at times significantly higher than historical levels. Several factors contributed to this increase. These included:

     - significantly increased volatility in prices and supplies of natural gas;

     - an unusually dry fall and winter in the Pacific Northwest during 2000, which reduced the amount of available hydroelectric power from that region (typically, California imports a portion of its power from this source);

     - the large number of power generating facilities in California nearing the end of their useful lives, resulting in increased downtime (either for repairs or because they have exhausted their air pollution credits and replacement credits have become too costly to acquire on the secondary market); and

     - continued obstacles to new power plant construction in California, which deprived the market of new power sources that could have, in part, ameliorated the adverse effects of the foregoing factors.

     As a result of this situation, two major California utilities that are subject to the retail rate freeze, including Pacific Gas & Electric Company ("PG&E"), have faced wholesale prices that far exceed the retail prices they are permitted to charge. This has led to significant under-recovery of costs by these utilities. As a consequence, these utilities have defaulted under a variety of contractual obligations, including payment obligations to power generators. PG&E has defaulted on payment obligations to Calpine under Calpine's long-term qualifying facility ("QF") contracts, which are subject to federal regulation under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"). The PG&E QF contracts are in place at 11 of our facilities and represent nearly 600 megawatts of electricity for Northern California customers.

     PG&E Bankruptcy Proceedings. On April 6, 2001, PG&E filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. As of April 6, 2001, we had recorded approximately $266 million in accounts receivable with PG&E under our QF contracts, plus a $69 million note receivable not yet due and payable. We are currently selling power to PG&E pursuant to our long-term QF contracts, and PG&E is paying on a current basis for these purchases since its bankruptcy filing. With respect to the receivables recorded under these contracts, on July 6, 2001, we announced that we had entered into a binding agreement with PG&E to modify all of our QF contracts with PG&E and that, based upon such modification, PG&E had agreed to assume all of the QF contracts. Under the terms of this agreement, we will continue to receive our contractual capacity payments under the QF contracts, plus a five-year fixed energy component that averages 5.37 cents per kilowatt-hour. In addition, all past due receivables under the QF contracts will be elevated to administrative priority status in the PG&E bankruptcy proceeding and will be paid to us, with interest, upon the effective date of a confirmed plan of reorganization. Administrative claims enjoy priority over payments made to the general unsecured creditors in bankruptcy. The bankruptcy court approved the agreement on July 12, 2001. On September 20, 2001, PG&E filed its proposed plan of reorganization with the bankruptcy court. This plan is consistent with the agreement between Calpine and PG&E described above. Calpine cannot predict when the bankruptcy court will confirm a plan of reorganization for PG&E.

     CPUC Proceedings Regarding QF Contract Pricing. Our QF contracts with PG&E provide that the CPUC has the authority to determine the appropriate utility "avoided cost" to be used to set energy payments for certain QF contracts, including those for all of our QF plants in California which sell power to PG&E.
Section 390 of the California Public Utility Code provided QFs the option to elect to receive energy payments based on the California Power Exchange ("PX") market clearing price. In mid-2000, our QF facilities elected this option and were paid based upon the PX zonal day ahead clearing price ("PX Price") from summer 2000 until January 19, 2001, when the PX ceased operating a day ahead market. Since that time, the CPUC has ordered that the price to be paid for energy deliveries by QFs electing the PX Price shall be based on a natural gas cost-based "transition formula." The CPUC has conducted proceedings (R. 99-11-022) to determine whether the PX Price was the appropriate price for the energy component upon which to base payments to QFs which had elected the PX based pricing option. The CPUC has issued a proposed decision to the effect that the PX price was the appropriate price for energy payments under the California Public Utility Code. However, a final decision has not been issued to date. Therefore, it is possible that the CPUC could order a payment adjustment based on a different energy price determination. We believe that the PX Price was the appropriate price for energy payments but there can be no assurance that this will be the outcome of the CPUC proceedings.

     On March 28, 2001, the CPUC issued an order (Decision 01-03-067) (the "March 2001 Decision") proposing to change, on a prospective basis, the composition of the short run avoided cost ("SRAC") energy price formula, which is reset monthly, used by the California utilities in QF contracts. Prior to the March 2001 Decision, CPUC regulations calculated SRAC based on 50% Topock and 50% Malin border gas indices. In the March 2001 Decision, the CPUC changed this formulation to eliminate the prices at Topock from the SRAC formula. The March 2001 Decision is subject to challenges at the CPUC and the Federal Regulatory Energy Commission.

     On June 14, 2001, however, the CPUC issued an order (Decision 01-06-015) (the "June 2001 Decision") that authorized the California utilities, including PG&E, to amend QF contracts to elect a
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

fixed energy price component that averages 5.37 cents per kilowatt-hour for a five-year term under those contracts in lieu of using the SRAC energy price formula. By this order, the CPUC authorized the QF contract energy price amendments without further CPUC concurrence. As part of the agreement we entered into with PG&E pursuant to which PG&E agreed to assume its QF contracts with us in bankruptcy, PG&E agreed with us to amend these contracts to adopt the fixed price component that averages 5.37 cents pursuant to the June 2001 Decision. This election became effective as of July 16, 2001. As a result of the June 2001 Decision and our agreement with PG&E to amend the QF contracts to adopt the fixed price energy component, the energy price component in our QF contracts is now fixed for five years and we are no longer subject to any uncertainty that may have existed with respect to this component of our QF contract pricing as a result of the March 2001 Decision. Further, the March 2001 Decision has no bearing on PG&E's agreement with us to assume the QF contracts in bankruptcy or on the amount of the receivable that was so assumed.

     California Long-Term Supply Contracts. Recently, California adopted legislation permitting it to issue long-term revenue bonds to provide funding for wholesale purchases of power. The bonds will be repaid with the proceeds of payments by retail customers over time. The California Department of Water Resources ("DWR") sought bids for long-term power supply contracts in a publicly announced auction. We successfully bid in that auction and signed several long-term power supply contracts with DWR.

     On February 7, 2001, we announced the signing of a 10-year, $4.6 billion fixed-price contract with DWR to provide electricity to the State of California. We committed to sell up to 1,000 megawatts of electricity, with initial deliveries of 200 megawatts starting October 1, 2001, which increases to 1,000 megawatts by January 1, 2004. This contract will continue through 2011. The electricity will be sold directly to DWR on a 24-hour, 7-day-a-week basis.

     On February 28, 2001, we announced the signing of two long-term power sales contracts with DWR. Under the terms of the first contract, a $5.2 billion, 10-year, fixed-price contract, Calpine committed to sell up to 1,000 megawatts of generation. Initial deliveries began July 1, 2001, with 200 megawatts and increase to 1,000 megawatts by as early as July 2002. Under the terms of the second contract, a 20-year contract totaling up to $3.1 billion, Calpine will supply DWR with up to 495 megawatts of peaking generation, beginning with 90 megawatts as early as August 2001, and increasing up to 495 megawatts as early as August 2002.

     FERC Investigation into California Wholesale Markets. In response to the increase in wholesale energy prices in the California markets, on June 28, 2000, the Board of Governors of the California Independent System Operator (the "ISO"), which controls the long-distance high-voltage power lines that deliver electricity throughout California and the adjoining states, reduced the price cap applicable to the ISO's wholesale energy and ancillary services markets from $750/MWh to $500/MWh. The ISO subsequently reduced the price cap to $250/MWh effective August 7, 2000. During this period, however, the PX maintained a separate price cap set at a much higher level applicable to the "day-ahead" and "day-of" markets administered by the PX. On August 23, 2000, the Federal Energy Regulatory Commission ("FERC") denied a complaint filed August 2, 2000, by San Diego Gas & Electric Company ("SDG&E") that sought to extend the ISO's $250 price cap to all California energy and ancillary service markets, not just the markets administered by the ISO. However, in its order denying the relief sought by SDG&E, FERC instructed its staff to initiate an investigation of the California power markets and to report its findings to FERC and held further hearing procedures in abeyance pending the outcome of this investigation. Under FERC regulations, QF contracts are exempt from regulation under the Federal Power Act, which is the legislation that provides the authority for FERC to investigate the California power markets and frame equitable relief with respect to the California wholesale markets. Therefore, any such relief will only apply to sales by Calpine in the short-term market. None of our receivables related to power produced under our long-term QF contracts with PG&E should be affected by any FERC findings pursuant to the proceedings described below. See "Government Regulation -- Federal Energy Regulation -- Federal Power Act Regulation" set forth in our Annual Report on Form 10-K for the year ended December 31, 2000, which is incorporated by reference in this prospectus.

     On November 1, 2000, FERC released a Staff Report detailing the results of the staff investigation, together with an "Order Proposing Remedies for California Wholesale Markets" (the "November 1 Order"). In the November 1 Order, FERC found that the California power market structure and market rules were seriously flawed, and that these flaws, together with short supply relative to demand, resulted in unusually high energy prices. The November 1 Order proposed specific remedies to the identified market flaws, including (a) imposition of a so-called "soft" price cap at $150/MWh to be applied to both the PX and ISO markets, which would allow bids above $150/MWh to be accepted, but would subject such bids to certain reporting obligations requiring sellers to provide cost data and/or identify applicable opportunity costs and specifying that such bids may not set the overall market clearing price; (b) elimination of the requirement that the California utilities sell into and buy from the PX; (c) establishment of independent non-stakeholder governing boards for the ISO and the PX; and (d) establishment of penalty charges for scheduling deviations outside of a prescribed range. In the November 1 Order, FERC established October 2, 2000, the date 60 days after the filing of the SDG&E complaint, as the "refund effective date." Under the November 1 Order, rates charged for service after that date through December 31, 2002, will remain subject to refund if determined by FERC not to be just and reasonable. While FERC concluded that the Federal Power Act and prior court decisions interpreting that act strongly suggested that refunds would not be permissible for charges in the period prior to October 2, 2000, it noted that it was willing to explore proposals for equitable relief with respect to charges made in that period.

     On December 15, 2000, FERC issued a subsequent order that affirmed in large measure the November 1 Order (the "December 15 Order"). Various parties have filed requests for administrative rehearing and for judicial review of aspects of FERC's December 15 Order. The outcome of these proceedings, and the extent to which FERC or a reviewing court may revise aspects of the December 15 Order or the extent to which these proceedings may result in a refund of or reduction in the amounts charged by our subsidiaries for power sold in the ISO and PX markets, cannot be determined at this time.

     On June 19, 2001, FERC ordered price mitigation in 11 states in the western United States in an attempt to reduce the dependence of the California market on the spot markets in favor of longer-term committed energy supplies. The order provides for price mitigation in the spot market throughout the 11-state western region during "reserve deficiency hours," which is when operating reserves in California fall below 7%. This price will be a single market clearing price based upon the marginal operating cost of the last unit dispatched by the California ISO. In addition, FERC implemented price mitigation in non-reserve deficiency hours, which will be set at 85% of the market clearing price during the last reserve deficiency period. These price mitigation procedures went into effect on June 20, 2001 and will remain in effect until September 30, 2002.

     The retention by FERC of a market-based, rather than a cost-of-service based, rate structure will enable us to continue to realize benefits from our efficient, modern power plants. We believe that our marginal costs will continue to be below any price cap imposed by FERC, whether during reserve deficiency hours or at other times. Therefore, we believe that FERC's mitigation plan will not have a material adverse effect on our financial condition or results of operations.

     FERC also ordered all sellers and buyers in wholesale power markets administered by the California ISO, as well as representatives of the State of California, to participate in a settlement conference before a FERC administrative judge. The settlement discussions were intended to resolve all issues that remain outstanding to resolve past accounts, including sellers' claims for unpaid invoices, and buyers' claims for refunds of alleged overcharges, for past periods. The settlement discussions began on June 25, 2001 and ended on July 9, 2001. The Chief Administrative Law Judge issued his report and recommendation to FERC on July 12, 2001. On July 25, 2001, FERC ordered an expedited fact-finding hearing to calculate refunds for spot market transactions in California. The hearing has been delayed pending the submission by the California ISO and the California Power Exchange of data for the purpose of developing the factual basis needed to implement the refund methodology and order refunds. The FERC Administrative Law Judge presiding over this hearing recently announced that this information must be submitted not later than December 7, 2001, and the deadline for completion of the hearing is March 8, 2002. While it is not possible to predict the amount of any refunds until the hearings take place, based upon the information available at this time, we do not believe that this proceeding will result in a material adverse effect on our financial condition or results of operations.

CAPITALIZATION

     The following table sets forth, as of June 30, 2001, (1) Calpine's actual consolidated capitalization; and (2) on an estimated basis for purposes of this prospectus, Calpine's consolidated capitalization as adjusted to reflect the net effect of (a) the amendment on July 26, 2001 of Calpine's Amended and Restated Certificate of Incorporation to increase from 500,000,000 to 1,000,000,000 the number of shares of common stock that Calpine has the authority to issue, (b) borrowings under the $275,000,000 Bridge Credit Agreement, dated as of August 15, 2001, among Calpine, as borrower, the various financial institutions parties thereto as lenders, Credit Suisse First Boston, as co-arranger and documentation agent, Bayerische Landesbank Girozentrale, as lead arranger and syndication agent, and The Bank of Nova Scotia, as lead arranger and administrative agent,
(c) borrowings under the $525,000,000 Bridge Credit Agreement, dated as of August 20, 2001, among Calpine Canada Energy Finance ULC, as borrower, the various financial institutions parties thereto as lenders, Credit Suisse First Boston, as co-arranger and documentation agent, Bayerische Landesbank Girozentrale, as lead arranger and syndication agent, and The Bank of Nova Scotia, as lead arranger and administrative agent, (d) borrowings under the $400,000,000 Bridge Credit Agreement, dated as of August 22, 2001, among Calpine Canada Energy Finance II ULC, as borrower, the various financial institutions parties thereto as lenders, Credit Suisse First Boston, as co-arranger and documentation agent, Bayerische Landesbank Girozentrale, as lead arranger and syndication agent, and The Bank of Nova Scotia, as lead arranger and administrative agent, (e) Calpine's acquisition of Michael Petroleum Corporation, including the assumption of debt in connection therewith, (f) the pending Concurrent Offerings and the anticipated use of proceeds therefrom, and
(g) the consummation of pending leveraged lease transactions involving the sale of one cogeneration facility by Calpine to an unaffiliated entity and the assignment of assets relating to two cogeneration facilities by Calpine to unaffiliated entities with aggregate proceeds of approximately $800 million (collectively, the "Sale-Leaseback Transactions"), and the anticipated use of proceeds therefrom, including the repayment of outstanding project financing related to one of the facilities assigned in connection with the Sale-Leaseback Transactions and repayment of outstanding borrowings under Calpine's construction loan credit facilities. The adjustments do not reflect normal day-to-day operations. This table should be read in conjunction with the consolidated financial statements and related notes thereto and the unaudited consolidated condensed financial statements and related notes thereto incorporated by reference in this prospectus. All non-dollar amounts are translated into dollar amounts using recent exchange rates.

                                                                    JUNE 30, 2001
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              -----------   -----------
                                                                     (UNAUDITED)
                                                                   (IN THOUSANDS,
                                                                EXCEPT SHARE AMOUNTS)
SHORT-TERM DEBT:
Notes payable and borrowings under lines of credit, current
  portion...................................................  $     1,258   $     1,258
Project financing, current portion..........................        1,396         1,305
Capital lease obligation, current portion...................        2,251         2,251
Zero-Coupon Convertible Debentures Due 2021.................    1,000,000     1,000,000
                                                              -----------   -----------
                                                                1,004,905     1,004,814
LONG-TERM DEBT:
Notes payable and borrowings under lines of credit, net of
  current portion...........................................       10,587        65,087
Project financing, net of current portion...................    1,776,435       841,435
Senior notes................................................    5,096,750     6,447,226
Capital lease obligation, net of current portion............      208,839       208,839
                                                              -----------   -----------
     Total long-term debt...................................    7,092,611     7,562,587
                                                              -----------   -----------
Company-obligated mandatorily redeemable convertible
  preferred securities of subsidiary trusts.................    1,122,706     1,122,706
Minority interests..........................................       40,733        82,579
                                                              -----------   -----------
STOCKHOLDERS' EQUITY:
Preferred stock, $.001 par value:
  10,000,000 shares authorized; one share outstanding,
     actual, and one share outstanding, as adjusted.........           --            --
                                                              -----------   -----------
Common stock, $.001 par value:
  500,000,000 shares authorized, actual, and 1,000,000,000
     shares authorized, as adjusted; 304,162,586 shares
     outstanding, actual and as adjusted....................          304           304
Additional paid-in capital..................................    1,993,849     1,993,849
Retained earnings...........................................      775,223       775,223
Accumulated other comprehensive income......................       78,411        78,411
                                                              -----------   -----------
     Total stockholders' equity.............................    2,847,787     2,847,787
                                                              -----------   -----------
     Total capitalization...................................  $12,108,742   $12,620,473
                                                              ===========   ===========

                          PRINCIPAL EXECUTIVE OFFICES

     Our principal executive offices are located at 50 West San Fernando Street, San Jose, California 95113. Our telephone number is (408) 995-5115, and our home page on the world wide web is at http://www.calpine.com. The contents of our website are not part of this prospectus.

                                  RISK FACTORS

     Investing in our common stock involves risk. In addition to the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2000, and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, and June 30, 2001, and Calpine's Current Report on Form 8-K, filed on September 10, 2001, each of which are incorporated by reference in this prospectus, you should carefully consider the risk factors described below, in addition to the other information contained or incorporated by reference in this prospectus, before making an investment decision. The risks and uncertainties described below and incorporated by reference are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may impair our business operations.

                     RISKS RELATING TO EXCHANGEABLE SHARES

THE EXCHANGE OF YOUR EXCHANGEABLE SHARES IS GENERALLY TAXABLE.

     Based on the tax laws as of the date of this prospectus, the exchange or redemption of exchangeable shares is generally a taxable event in Canada and may be a taxable event in the U.S. Your tax consequences depend on a number of factors, including your residency and whether the shares are exchanged or redeemed.

THE MARKET PRICE OF OUR COMMON STOCK MAY BE LESS THAN THE MARKET PRICE OF THE EXCHANGEABLE SHARES.

     Our common stock trades on The New York Stock Exchange and the exchangeable shares are expected to trade on The Toronto Stock Exchange. We do not plan to list our common stock or the exchangeable shares on any other exchanges. Although the market prices on the NYSE and TSE should reflect equivalent value, there can be no assurances that the market price of our common stock will be identical, or even similar, to the market price of the exchangeable shares.

OUR COMMON STOCK WILL BE FOREIGN PROPERTY FOR CANADIAN TAX PURPOSES.

     You may be required to limit your investment in our common stock or risk incurring penalties under the Income Tax Act (Canada) if you are:

     - a registered pension plan;

     - a registered retirement savings plan;

     - a registered retirement income fund;

     - a registered education savings plan (you should consult your own tax advisor as additional considerations may arise as a result of the acquisition of the Ancillary Rights (defined below under "Income Tax Considerations -- Certain United States Federal Income Tax
       Considerations -- Ancillary Rights and Call Rights") to the exchangeable shares);

     - a deferred profit sharing plan; or

     - among some other classes of tax-exempt person.

     So long as the exchangeable shares are listed on a prescribed Canadian stock exchange, which exchanges include the TSE, and Calpine Canada maintains a substantial presence in Canada, the exchangeable shares will be qualified investments for these plans or persons and will not be foreign property under the Income Tax Act (Canada). Our common stock will, however, be foreign property for these plans or persons. These plans or persons must limit their investment in our common stock or risk incurring penalties under the Income Tax Act (Canada).

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may obtain any document we file with the SEC at the SEC's public reference rooms in Washington, D.C., Chicago, Illinois and New York, New York. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549-1004. Our SEC filings are also accessible through the Internet at the SEC's Web site at http://www.sec.gov.

     The SEC permits us to "incorporate by reference" into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and later information that we file with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the offering is otherwise terminated:

     - Calpine's Annual Report on Form 10-K for the year ended December 31,
       2000;

     - Calpine's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, and June 30, 2001;

     - Calpine's Current Reports on Form 8-K dated February 9, 2001, April 10, 2001, April 19, 2001, April 30, 2001, June 26, 2001, July 9, 2001, July
       13, 2001, July 17, 2001, July 27, 2001, September 5, 2001, September 10,
       2001, September 28, 2001 and October 9, 2001,

     - The description of Calpine's common stock contained in Calpine's Registration Statement on Form 8-A (File No. 001-12079), filed with the SEC on August 20, 1996, pursuant to Section 12 of the Securities Exchange Act; and

     - The description of Calpine's rights relating to its common stock contained in Calpine's Registration Statement on Form 8-A (File No. 001-12079), filed with the SEC on June 17, 1997 pursuant to Section 12 of the Securities Exchange Act and the amendments thereto filed on June 18, 1997, June 24, 1997 and September 28, 2001.

     If you request a copy of any or all of the documents incorporated by reference, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to Calpine Corporation, 50 West San Fernando Street, San Jose, California 95113, attention: Lisa M. Bodensteiner, Assistant Secretary, telephone: (408) 995-5115.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act, covering the securities described in this prospectus. This prospectus does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document. Copies of documents described herein are available free of charge upon request as provided in the preceding paragraph.

                           FORWARD-LOOKING STATEMENTS

     Some of the statements contained in this prospectus and incorporated by reference into this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding our or our management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

     Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the following:

     - changes in government regulations, including pending changes in California and anticipated deregulation of the electric energy industry;

     - commercial operations of new plants that may be delayed or prevented because of various development and construction risks, such as a failure to obtain financing and the necessary permits to operate or the failure of third-party contractors to perform their contractual obligations;

     - cost estimates are preliminary and actual costs may be higher than estimated;

     - the risks associated with the assurance that we will develop additional plants;

     - a competitor's development of lower-cost generating gas-fired power plants;

     - the risks associated with marketing and selling power from power plants in the newly competitive energy market;

     - the risks associated with marketing and selling combustion turbine parts and components in the competitive combustion turbine parts market;

     - the risks associated with engineering, designing and manufacturing combustion turbine parts and components;

     - delivery and performance risks associated with combustion turbine parts and components attributable to production, quality control, suppliers and transportation;

     - the successful exploitation of an oil or gas resource that ultimately depends upon the geology of the resource, the total amount and costs to develop recoverable reserves, and operations factors relating to the extraction of natural gas;

     - the uncertainty of the of the California power market. We are working closely with a number of parties to resolve the current uncertainty. This is an ongoing process and, therefore, the outcome cannot be predicted. It is possible that any such outcome will include changes in government regulations, business and contractual relationships or other factors that could materially affect us; however, we believe that a final resolution will not have a material adverse impact on us; and

     - the direct and indirect effects of the terrorist incidents that occurred on September 11, 2001, and subsequent developments related to those attacks; and

     - other risks identified from time to time in our reports and registration statements filed with the SEC, including the risk factors identified in "Risk Factors" and in our Annual Report on Form 10-K for the year ended December 31, 2000, and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, and June 30, 2001, and our Current Report on Form 8-K, filed on September 10, 2001, each of which is incorporated by reference in this prospectus.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

                                USE OF PROCEEDS

     Because the shares of our common stock will be issued in exchange for exchangeable shares, we will not receive any cash proceeds upon the issuance of our common stock. In the case of resales by the selling holder, the selling holder will receive all of the net proceeds of the resales. We will not receive any of the proceeds of such resales.

                                 SELLING HOLDER

     The selling holder may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock listed below that are issued to such selling holder in exchange for, or upon redemption of, such selling holder's exchangeable shares. The selling holder may also elect not to sell any common stock held by it. The term "selling holder" refers to the holder listed below. Only those shares of common stock listed below may be offered for resale by the selling holder pursuant to this prospectus.

     The selling holder may offer and sell, from time to time following our issuance of common stock to the selling holder in exchange for, or upon redemption of, such selling holder's exchangeable shares, any or all of its common stock listed below by using this prospectus. Because the selling holder may offer all or only some portion of the common stock listed in the table, no estimate can be given as to the amount or percentage of these shares of common stock that will be held by the selling holder upon termination of this offering. In addition, the selling holder may have sold, transferred or otherwise disposed of all or a portion of its exchangeable shares since the date on which it provided the information regarding its ownership of the exchangeable shares, and thus its right to obtain the common stock included herein.

     The following table sets forth information with respect to the number of shares of common stock beneficially owned by the selling holder, assuming exchange or redemption of all of the selling holder's exchangeable shares, that may be offered for the selling holder's account pursuant to this prospectus. We prepared the table based on information supplied to us by the selling holder.

                                             NUMBER OF SHARES OF                              NUMBER OF SHARES OF
                                                COMMON STOCK                                     COMMON STOCK
                                             BENEFICIALLY OWNED         NUMBER OF SHARES      BENEFICIALLY OWNED
            SELLING HOLDER               PRIOR TO THE OFFERING(1)(2)   BEING OFFERED(1)(2)   AFTER THE OFFERING(1)
            --------------               ---------------------------   -------------------   ---------------------
Ontario Teachers' Pension Plan
  Board(3).............................           4,649,209                 4,649,209                  0

-------------------------
(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The selling holder has sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws, where applicable. For purposes of this table, we have assumed all of the selling holder's exchangeable shares will be exchanged or redeemed for shares of our common stock and that the selling holder will offer and sell all of the shares of our common stock it receives upon the exchange of its exchangeable shares, however, the selling holder may offer and/or sell less than all of such shares of common stock.

(2) The number of shares of common stock that will be beneficially owned and that will be offered by the selling holder has been calculated using an exchange ratio of 0.1493 exchangeable shares for each Encal common share that was held by the selling holder at the consummation of our business combination with Encal.

(3) As of April 19, 2001, immediately before the consummation of the business combination with Encal, Ontario Teachers' Pension Plan Board was the beneficial owner of approximately 28% of the common stock of Encal and accordingly was the beneficial owner of approximately 28% of the exchangeable shares at the time that the business combination with Encal was consummated.

     To our knowledge, other than its stock ownership described in the above table, the selling holder has had no position, office or material relationship with Calpine or any of its predecessors or affiliates within the past three years.

                              PLAN OF DISTRIBUTION

                            DISTRIBUTION BY CALPINE

     Our common stock may be issued to you in several ways:

     - You have the right to exchange or cause the redemption of your exchangeable shares. You may require an exchange by us or redemption by Calpine Canada of your exchangeable shares for our common stock. These rights are called your:

      - exchange put rights; and

      - retraction rights;

     - Automatic exchange or redemption. Upon the occurrence of a specified triggering event, you will be required to exchange your exchangeable shares for our common stock. These rights arise automatically upon the occurrence of triggering events, and are called:

      - the automatic redemption right;

      - the liquidation right; and

      - the automatic exchange right;

     - We may exercise our call rights. Our call rights permit us to require an exchange of exchangeable shares for our common stock if you exercise your retraction rights or in any circumstance where Calpine Canada would redeem your exchangeable shares. The exchange may be made between you and one of our subsidiaries that we will designate, other than Calpine Canada. We plan to exercise our call rights, when available, and currently foresee no circumstances under which we would not exercise our call rights. We expect that you will receive our common stock through an exchange with one of our subsidiaries, as opposed to a redemption by Calpine Canada or through us, of your exchangeable shares for our common stock. While the consideration received upon an exchange with another of our subsidiaries or a redemption by Calpine Canada will be the same, the tax consequences will be substantially different. These call rights are called our:

      - retraction call rights;

      - liquidation call rights; and

      - redemption call rights.

YOUR RIGHTS TO EXCHANGE OR REDEEM YOUR SHARES

     We will grant your exchange put right described below to a Canadian trust company, as trustee, for the benefit of the holders of the exchangeable shares. You also have the right to retract any or all of your exchangeable shares.

     YOUR EXCHANGE PUT RIGHT. You may require us to exchange all or any part of your exchangeable shares for an equivalent number of shares of our common stock, plus all dividends on our common stock then payable but unpaid. You may exercise your exchange put right by presenting to the trustee, at its principal offices in Calgary, Alberta or Toronto, Ontario:

     - written notice;

     - a certificate or certificates representing the exchangeable shares you desire to have us exchange; and

     - other documents and instruments as provided in the voting and exchange trust agreement among us, Calpine Canada and the trustee.

     An exchange pursuant to this right will be completed not later than the close of business on the third business day following receipt by the trustee of the items listed above. The notice you provide to the trustee will be irrevocable unless the exchange is not completed in accordance with the terms of the voting and exchange trust agreement.

     YOUR RETRACTION RIGHTS. Subject to applicable law and our retraction call right, you are entitled at any time to retract, or require Calpine Canada to redeem, any or all of your exchangeable shares and to receive an equal number of shares of our common stock plus all dividends on our common stock then payable but unpaid. You may retract by presenting to the trustee or Calpine Canada:

     - a certificate or certificates representing the number of exchangeable shares you desire to retract; and

     - a duly executed retraction request:

      - specifying the number of exchangeable shares you desire to retract;

      - stating the retraction date on which you desire to have Calpine Canada redeem your shares, which must be between five and ten business days from the date of delivery of the request; and

      - acknowledging our overriding retraction call right to purchase all but not less than all of the retracted shares directly from you and that the retraction request will be deemed to be a revocable offer by you to sell the retracted shares to us or to another subsidiary designated by us in accordance with our retraction call right on the terms and conditions described below.

     Calpine Canada will promptly notify us upon receipt of a retraction request. In order to exercise our retraction call right, we must notify Calpine Canada of our determination to do so within two business days of our receipt of notification. If we deliver the call notice within two business days, and you have not revoked your retraction request, Calpine Canada will not redeem the retracted shares and we will purchase or cause to be purchased from you the retracted shares on the retraction date. If we do not timely deliver the call notice and you have not revoked your retraction request, Calpine Canada will redeem the retracted shares on the retraction date. In the event that we do exercise our retraction call right, the closing of the purchase and sale of the retracted shares pursuant to the retraction call right will be deemed to occur as at the close of business on the retraction date, and no redemption by Calpine Canada of the retracted shares will take place on the retraction date.

     You may withdraw your retraction request by giving notice in writing to Calpine Canada before the close of business on the business day before your retraction date. If you withdraw your retraction request, your offer to sell the shares to us will be deemed to have been revoked. If, as a result of liquidity or solvency requirements or other provisions of applicable law, Calpine Canada is not permitted to redeem all the exchangeable shares you desire to retract, Calpine Canada will redeem only those exchangeable shares you have tendered as would be permitted by applicable law.

     If any of your exchangeable shares are not redeemed by Calpine Canada as a consequence of applicable law or purchased by us, you will be deemed to have required us to purchase your unretracted shares in exchange for an equal number of shares of our common stock, plus the amount of all of our dividends, payable and unpaid, on the retraction date or as soon as practicable thereafter pursuant to your exchange put right.

AUTOMATIC RIGHTS

     THE AUTOMATIC REDEMPTION RIGHT. Subject to applicable law and our redemption call rights, on an automatic redemption date, Calpine Canada will redeem all of the then outstanding exchangeable shares in exchange for an equal number of shares of our common stock, plus all dividends on our common stock then payable but unpaid. Notwithstanding any proposed redemption of the exchangeable shares, our redemption call rights give us the overriding right to acquire, or to cause one of our other subsidiaries to acquire, on an automatic redemption date all but not less than all of the outstanding exchangeable shares in exchange for an equal number of shares of our common stock, plus the amount of all of our dividends, payable and unpaid.

     An automatic redemption date is the first to occur of:

     - the date selected by the Calpine Canada board of directors, if the selected date is later than the first anniversary of the closing of our acquisition of Encal;

     - the date selected by the Calpine Canada board of directors, if less than 5% of the number of exchangeable shares issuable at the closing of our acquisition of Encal, other than exchangeable shares held by us and entities owned or controlled by us, are outstanding;

     - the date on which the share purchase rights issued pursuant to our rights agreement separate from our common stock and become exercisable (for a description of our rights plan, see "Description of Our Capital
       Stock -- Anti-Takeover Effects of Provision of the Certificate of Incorporation, Bylaws, Rights Plan and Delaware Laws -- Rights Plan");

     - the business day prior to the record date for any meeting or vote of the Calpine Canada shareholders to consider any matter in which the holders of exchangeable shares would be entitled to vote as Calpine Canada shareholders, but, except as described in the bullet immediately below, excluding certain meetings or votes regarding certain changes to the rights, privileges, restrictions or conditions of the exchangeable shares requiring the approval of the holders of the exchangeable shares; and

     - the business day following the day on which the holders of exchangeable shares fail to take the necessary action at a meeting or other vote of holders of exchangeable shares, if and to the extent the action is required, to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the exchangeable shares, if the approval or disapproval, as applicable, of the change would be required to maintain the economic and legal equivalence of the exchangeable shares and our common stock.

     At least 45 days before an automatic redemption date (or as soon as reasonably practicable after Calpine Canada has knowledge of the occurrence of an automatic redemption date, if not known 45 days before the automatic redemption date) or before a possible automatic redemption date which may result from a failure of the holders of the exchangeable shares to take a necessary action as described in the bullet immediately above, Calpine Canada shall provide you with written notice of the proposed redemption or possible redemption of the exchangeable shares by Calpine Canada or the purchase of the exchangeable shares by us pursuant to our redemption call right, as the case may be. In the case of a possible automatic redemption date, the notice will be given contingently and will be withdrawn if the contingency does not occur.

     THE LIQUIDATION RIGHT. Subject to our liquidation call right, in the event of the liquidation, dissolution or winding-up of Calpine Canada or any other distribution of assets of Calpine Canada among its shareholders for the purpose of winding-up its affairs, you will be entitled to receive for each exchangeable share one share of Calpine common stock, together with all dividends on our common stock then payable but unpaid.

     THE AUTOMATIC EXCHANGE RIGHT. In the event of a Calpine liquidation event, we will be deemed to have purchased each outstanding exchangeable share and you will be deemed to have sold your exchangeable shares to us for an equal number of shares of Calpine common stock, plus the equivalent amount of all

Calpine dividends, payable and unpaid, immediately prior to the effective time of the Calpine liquidation event.

     A Calpine liquidation event is:

     - any determination by our board to institute voluntary liquidation, dissolution or winding-up proceedings of Calpine or to effect any other distribution of our assets among our shareholders for the purpose of winding-up our affairs; or

     - the earlier of receipt of notice of, and our otherwise becoming aware of, any threatened or instituted claim or other proceeding with respect to the involuntary liquidation, dissolution or winding-up of Calpine or to effect any other distribution of our assets among our shareholders for the purpose of winding-up our affairs.

OUR CALL RIGHTS

     In the circumstances described below, we will have overriding call rights to acquire your exchangeable shares by delivering an equal number of shares of our common stock, plus all dividends on our common stock then payable but unpaid. DIFFERENT CANADIAN FEDERAL INCOME TAX CONSEQUENCES MAY ARISE DEPENDING UPON WHETHER WE EXERCISE OUR CALL RIGHTS OR WHETHER YOUR EXCHANGEABLE SHARES ARE REDEEMED BY CALPINE CANADA. See "Income Tax Considerations -- Canadian Federal Income Tax Considerations." We have the right to cause one of our other subsidiaries (other than Calpine Canada) to exercise the overriding call rights in our place by purchasing your exchangeable shares and delivering the common shares of our common stock and other consideration that you are entitled to receive. In any circumstance where we are required to purchase your exchangeable shares, we may cause this separate Canadian subsidiary to acquire from us and deliver to you the shares of our common stock. Whether the exchange is done with us or with one of our subsidiaries (other than Calpine Canada), the Canadian federal income tax consequences of the exchange to the holder will be identical. For a discussion of the United States federal income tax consequences of the exchange, see "Income Tax Considerations -- Certain United States Federal Income Tax Considerations -- Exchange of Exchangeable Shares."

     OUR RETRACTION CALL RIGHT. If you request the redemption by Calpine Canada of your exchangeable shares, you will be deemed to offer your exchangeable shares to us, and we will have an overriding retraction call right to acquire (or cause one of our other subsidiaries to acquire) all, but not less than all, of the exchangeable shares that you have requested Calpine Canada to redeem in exchange for an equal number of shares of our common stock, plus all dividends on our common stock then payable but unpaid.

     OUR LIQUIDATION CALL RIGHT. We will be granted an overriding liquidation call right, in the event of and notwithstanding a proposed liquidation, dissolution or winding-up of Calpine Canada or any other distribution of the assets of Calpine Canada among its shareholders for the purpose of winding-up its affairs, to acquire (or cause one of our other subsidiaries to acquire) all, but not less than all, of the exchangeable shares then outstanding in exchange for an equal number of shares of our common stock, plus all dividends on our common stock then payable and unpaid. Upon the exercise of our liquidation call right, you will be obligated to transfer your exchangeable shares to us (or to a subsidiary that we designate). The acquisition of all of the outstanding exchangeable shares upon the exercise of our liquidation call right will occur on the effective date of the voluntary or involuntary liquidation, dissolution or winding-up of Calpine Canada.

     OUR REDEMPTION CALL RIGHT. We have an overriding redemption call right to acquire (or cause one of our other subsidiaries to acquire) on an automatic redemption date all, but not less than all, of the exchangeable shares then outstanding in exchange for an equal number of shares of our common stock, plus all dividends on our common stock then payable but unpaid, and, upon the exercise of our redemption call right, you will be obligated to transfer your shares to us (or to a subsidiary that we designate).

     If we exercise one or more of our call rights, we will directly issue our common stock to you and will become the holder of your exchangeable shares, or we will cause one of our other subsidiaries (other than Calpine Canada) to deliver our common stock to you and it will become the holder of your exchangeable shares. We or, if applicable, our subsidiary, will not be entitled to exercise any of the voting rights attached to your exchangeable shares. If we decline to exercise our call rights when available, we will be required to issue our common stock as Calpine Canada directs, including to Calpine Canada, which will, in turn, transfer our common stock to you in consideration for the return and cancellation of your exchangeable shares. In the event we do not exercise our call rights when applicable and instead deliver our common stock as Calpine Canada directs, you would receive the same consideration, but the Canadian tax consequences will be substantially different. See "Income Tax
Considerations -- Canadian Federal Income Tax Considerations." However, we anticipate that we will exercise our call rights, when available, and currently foresee no circumstances under which we would not exercise our call rights. In addition, we do not anticipate any restriction or limitation on the number of exchangeable shares we or our subsidiary would acquire upon the exercise of our call rights.

                         DISTRIBUTION BY SELLING HOLDER

     Following our distribution of common stock to the selling holder as described above, the selling holder may offer and sell such common stock from time to time directly to purchasers. Alternatively, the selling holder may from time to time offer those shares of common stock to or through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling holder or the purchasers of the common stock for whom they act as agents. The selling holder and any underwriters, broker-dealers or agents that participate in the distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of such common stock and any discounts, commissions, concessions or other compensation received by any such underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

     The selling holder's common stock may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the common stock may be effected in transactions, which may involve crosses or block transactions:

     - on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale,

     - in the over-the-counter market,

     - in transactions otherwise than on such exchanges or in the over-the-counter market, or

     - through the writing and exercise of options.

     At the time a particular offering of the common stock is made by the selling holder, such selling holder must provide a copy of this prospectus, which sets forth the name of the selling holder and the aggregate amount of common stock being offered. A prospectus supplement will also be distributed at the time a particular offering is made, setting forth additional information, if any, concerning terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling holder and any discounts, commissions or concessions allowed or reallowed to be paid broker-dealers.

     To comply with the securities laws of certain jurisdictions, if applicable, the common stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the common stock may not be offered or sold unless it has been registered or qualified for sale in such jurisdictions or any exemption from registration or qualification is available and is complied with.

     The selling holder and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations under the Securities Exchange Act, which provisions may limit the timing of purchases and sales of any of the common stock by the selling holder. This may affect the marketability of the offered shares of common stock.

     We have borne all fees and expenses incurred in connection with the registration of the common stock. The selling holder will pay all expenses incident to the offer and sale of the common stock, including broker's commissions and underwriting discounts and commissions, if any.

                        DESCRIPTION OF OUR CAPITAL STOCK

     Our authorized capital stock consists of 1,000,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value. The following summary is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and bylaws, which have been incorporated by reference or attached as exhibits to the Registration Statement of which this prospectus constitutes a part. The information provided below reflects the 2 for 1 split of our common stock that became effective on October 7, 1999, the 2 for 1 split of our common stock that became effective on June 8, 2000, and the 2 for 1 split of our common stock that became effective on November 14, 2000.

COMMON STOCK

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All shares of common stock to be outstanding upon the redemption or exchange of the exchangeable shares will be fully paid and non-assessable. Pursuant to a rights agreement entered into in June 1997, our shares of common stock outstanding prior to the occurrence of events specified in the rights agreement have certain preferred share purchase rights, which are set forth in more detail in the rights agreement incorporated by reference as an exhibit to the Registration Statement of which this prospectus constitutes a part. See "-- Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws, Rights Plan and Delaware Law -- Rights Plan."

PRICE RANGE OF COMMON STOCK

     Our common stock is traded on The New York Stock Exchange under the symbol "CPN." Public trading of the common stock commenced on September 20, 1996. Prior to that, there was no public market for the common stock. The following table sets forth, for the periods indicated, the high and low sale price per share of the common stock on The New York Stock Exchange. The information in the following table reflects the 2 for 1 stock split that became effective on October 7, 1999, the 2 for 1 stock split that became effective on June 8, 2000, and the 2 for 1 stock split that became effective on November 14, 2000.

                                                              HIGH      LOW
                                                             ------    ------
1999
First Quarter..............................................  $ 4.67    $ 3.16
Second Quarter.............................................    7.38      4.39
Third Quarter..............................................   11.97      6.85
Fourth Quarter.............................................   16.38     10.63
2000
First Quarter..............................................  $30.75    $16.09
Second Quarter.............................................   35.22     18.13
Third Quarter..............................................   52.25     32.25
Fourth Quarter.............................................   52.97     32.25
2001
First Quarter..............................................  $58.04    $29.00
Second Quarter.............................................   57.35     36.20
Third Quarter..............................................   46.00     18.90
Fourth Quarter (through October 8, 2001)...................   28.40     21.35

     As of September 27, 2001, there were approximately 924 holders of record of our common stock. On October 8, 2001, the last sale price reported on The New York Stock Exchange for our common stock was $25.15 per share.

DIVIDEND POLICY

     We do not anticipate paying any cash dividends on our common stock in the foreseeable future because we intend to retain our earnings to finance the expansion of our business and for general corporate purposes. In addition, our ability to pay cash dividends is restricted under certain of our indentures and our other debt agreements. Future cash dividends, if any, will be at the discretion of our board of directors and will depend upon, among other things, our future operations and earnings, capital requirements, general financial condition, contractual restrictions and such other factors as the board of directors may deem relevant.

PREFERRED STOCK

     The following description of our preferred stock is not complete. The description is qualified in its entirety by reference to the certificate of designation relating to the applicable series of preferred stock, and which is an exhibit to the registration statement of which this prospectus is a part. The rights, preferences, privileges and restrictions of the preferred stock of each series is fixed by its certificate of designation.

     As of October 5, 2001, there was one share of our preferred stock outstanding (see the discussion of our special voting preferred stock, below). Our board of directors has the authority, without further vote or action by our stockholders, to issue from time to time up to a total of 10,000,000 shares of preferred stock in one or more series, and to fix the rights, preferences, privileges, qualifications, limitations and restrictions granted to or imposed upon any wholly unissued shares of undesignated preferred stock, including without limitation dividend rights, if any, voting rights, if any, and liquidation and conversion rights, if any. Our board of directors has the authority to fix the number of shares constituting any series and the designations of such series without any further vote or action by our stockholders. Our board of directors, without stockholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of our common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company, or could delay or prevent a transaction that might otherwise give our stockholders an opportunity to realize a premium over the then prevailing market price of our common stock.

     Our board of directors has authorized the issuance of up to 1,000,000 shares of Series A Participating Preferred Stock, par value $.001 per share, pursuant to a rights plan adopted by our board of directors on June 5, 1997, which we amended on September 19, 2001. As of October 5, 2001, no shares of our participating preferred stock were outstanding. A description of the rights plan and the participating preferred stock is set forth under "-- Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws, Rights Plan and Delaware Law -- Rights Plan," below.

     Upon consummation of the Encal business combination, a series of our preferred stock, consisting of one share, was designated as Special Voting Preferred Stock, having a par value of $.001 per share and a liquidation preference of $.001. Except as otherwise required by law or our certificate of incorporation, the one share of special voting preferred stock possesses a number of votes for the election of directors and on all other matters submitted to a vote of our stockholders equal to the number of outstanding exchangeable shares from time to time not owned by us or any entity controlled by us. The holders of our common stock and the holder of the share of special voting preferred stock vote together as a single class on all matters on which holders of our common stock are eligible to vote. In the event of our liquidation, dissolution or winding-up, all outstanding exchangeable shares will automatically be exchanged for shares of our common stock, and the holder of the share of special voting preferred stock will not be entitled to receive any assets available for distribution to our stockholders. The holder of the share of special voting preferred stock will not be entitled to receive dividends. The share of special voting preferred stock was issued to CIBC Mellon Trust Company, as trustee under a voting and exchange trust agreement among us, Calpine Canada and the trustee. At such time as the one share of special voting preferred stock has no votes attached to it because there are no exchangeable shares outstanding not owned by us or an entity controlled by us, the share of special voting preferred stock will be canceled.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS, RIGHTS PLAN AND DELAWARE LAW

CERTIFICATE OF INCORPORATION AND BYLAWS

     Our certificate of incorporation and bylaws provide that our board of directors is classified into three classes of directors serving staggered, three-year terms. The certificate of incorporation also provides that directors may be removed only by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote, voting together as a single class. Any vacancy on the board of directors may be filled only by vote of the majority of directors then in office. Further, the certificate of incorporation provides that any business combination (as defined therein) requires the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote, voting together as a single class. The certificate of incorporation also provides that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. Our certificate of incorporation provides that a special meeting of stockholders may be called only by the chairman of our board of directors, or by the chairman or secretary upon the written request of a majority of the total number of directors we would have if there were no vacancies on our board of directors. These provisions of the certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of our company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

     Rights Plan. On June 5, 1997, we adopted a stockholders' rights plan to strengthen our ability to protect our stockholders, which we amended September 19, 2001. The rights plan is designed to protect against abusive or coercive takeover tactics that are not in the best interests of Calpine or its stockholders.

To implement the rights plan, we declared a dividend of one preferred share purchase right for each outstanding share of our common stock held on record as of June 18, 1997, and directed the issuance of one preferred share purchase right with respect to each share of our common stock that shall become outstanding thereafter until the rights become exercisable or they expire as described below. Each right initially represents a contingent right to purchase, under certain circumstances, one one-thousandth of a share, called a "unit," of our Series A Participating Preferred Stock, par value $.001 per share, at a price of $140.00 per unit, subject to adjustment. The rights become exercisable and trade independently from our common stock upon the public announcement of the acquisition by a person or group of 15% or more of our common stock, or ten days after commencement of a tender or exchange offer that would result in the acquisition of 15% or more of our common stock. Each unit purchased upon exercise of the rights will be entitled to a dividend equal to any dividend declared per share of common stock and will have one vote, voting together with the common stock. In the event of our liquidation, each share of the participating preferred stock will be entitled to any payment made per share of common stock.

     If we are acquired in a merger or other business combination transaction after a person or group has acquired 15% or more of our common stock, each right will entitle its holder to purchase at the right's exercise price a number of the acquiring company's shares of common stock having a market value of twice the right's exercise price. In addition, if a person or group acquires 15% or more of our common stock, each right will entitle its holder (other than the acquiring person or group) to purchase, at the right's exercise price, a number of fractional shares of our participating preferred stock or shares of our common stock having a market value of twice the right's exercise price.

     The rights expire on June 18, 2007, unless redeemed earlier by us. We can redeem the rights at a price of $.01 per right at any time before the rights become exercisable, and thereafter only in limited circumstances.

DELAWARE ANTI-TAKEOVER STATUTE

     We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines business combination to include: (1) any merger or consolidation involving the corporation or any of its direct or indirect majority-owned subsidiaries and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation or any of its direct or indirect majority-owned subsidiaries involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation or any of its direct or indirect majority-owned subsidiaries of any stock of the corporation or that subsidiary to the interested stockholder; (4) any transaction involving the corporation or any of its direct or indirect majority-owned subsidiaries that has the effect of increasing the proportionate share of the stock of any class or series of the corporation or that subsidiary beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any of its direct or indirect majority-owned subsidiaries. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

                           INCOME TAX CONSIDERATIONS

                   CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Macleod Dixon LLP, our Canadian counsel, the following is a fair and adequate summary of the material Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the "Canadian Income Tax Act)" if you hold exchangeable shares or acquire our common stock on the exchange of exchangeable shares and if, for purposes of the Canadian Income Tax Act, you deal with us at arm's length and hold your exchangeable shares and will hold our common stock as capital property. This discussion does not apply to you if you are a "financial institution", as defined in the Canadian Income Tax Act, and are therefore subject to the mark-to-market provisions of the Canadian Income Tax Act.

     The exchangeable shares and our common stock will generally be considered to be capital property to you unless the shares are held by you in the course of carrying on a business of buying and selling similar securities or the shares are acquired in a transaction considered to be an adventure in the nature of trade. If you are a resident of Canada and the exchangeable shares might not otherwise qualify as capital property, you may be entitled to obtain this qualification by making the irrevocable election provided under subsection 39(4) of the Canadian Income Tax Act. If you do not hold your exchangeable shares or will not hold our common stock as capital property, you should consult your own tax advisors for information and advice having regard to your particular circumstances.

     This summary is based on the current provisions of the Canadian Income Tax Act and regulations thereunder, the current provisions of the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, (the "Canada-U.S. Tax Convention") and our counsel's understanding of the current published administrative practices of the Canada Customs and Revenue Agency (the "CCRA"). This summary takes into account all specific proposals to amend the Canadian Income Tax Act and regulations that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof and assumes that all of these proposed amendments will be enacted in their present form. No assurances can be given that any proposed amendments will be enacted in the form proposed, if at all. Except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ from the Canadian federal income tax considerations described below. No advance income tax ruling has been sought or obtained from the CCRA to confirm the tax consequences of any of the transactions relating to the exchangeable shares or the acquisition of our common stock on the exchange of exchangeable shares.

     For purposes of the Canadian Income Tax Act, all amounts otherwise denominated in United States dollars relating to the acquisition, holding or disposition of our common stock, including dividends, adjusted cost base amounts and proceeds of disposition, must be converted into Canadian dollars based on the prevailing United States dollar exchange rate generally at the time these amounts arise.

     THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO YOU. THEREFORE, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS WITH RESPECT TO YOUR PARTICULAR CIRCUMSTANCES.

SHAREHOLDERS RESIDENT IN CANADA

     The following portion of this summary will apply to you if, for the purposes of the Canadian Income Tax Act and any applicable income tax treaty or convention, you are resident or deemed to be resident in

Canada at all relevant times. This summary does not apply to you if we are or will be a "foreign affiliate" of you as defined in the Canadian Income Tax Act.

REDEMPTION OF EXCHANGEABLE SHARES

     On a redemption (including a retraction) of your exchangeable shares by Calpine Canada, you will be deemed to have received a dividend equal to the amount, if any, by which the redemption proceeds exceed the paid-up capital of the exchangeable shares so redeemed. For these purposes, the redemption proceeds will be the fair market value of our common stock received from Calpine Canada at the time of the redemption plus the amount, if any, of all payable and unpaid dividends on the exchangeable shares paid on the redemption. The taxation of dividends received on the exchangeable shares is described below. We anticipate that we will exercise our call rights, when available, and currently foresee no circumstances under which exchangeable shares would be redeemed by Calpine Canada.

     On a redemption (including a retraction) of your exchangeable shares, you will also be considered to have disposed of your exchangeable shares, but the amount of the deemed dividend, described above, will be excluded in computing your proceeds of disposition for purposes of computing any capital gain or capital loss arising on the disposition. If you are a corporation, in some circumstances, the amount of any such deemed dividend may be treated as proceeds of disposition and not as a dividend. The taxation of capital gains and capital losses is described below.

EXCHANGE OF EXCHANGEABLE SHARES WITH US

     On an exchange of your exchangeable shares with us or one of our Canadian subsidiaries for our common stock, you will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of your exchangeable shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to you of the exchangeable shares immediately before the exchange. For these purposes, the proceeds of disposition will be the fair market value at the time of the exchange of our common stock which you receive (plus any other amounts received by you as part of the exchange). The taxation of capital gains and capital losses is described below.

DIVIDENDS ON EXCHANGEABLE SHARES

     If you are an individual, dividends received or deemed to be received on the exchangeable shares will be included in computing your income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a corporation resident in Canada.

     If you are a corporation other than a "specified financial institution", as defined in the Canadian Income Tax Act, dividends received or deemed to be received on the exchangeable shares normally will be included in your income and be deductible in computing your taxable income.

     The exchangeable shares will be "term preferred shares", as defined in the Canadian Income Tax Act. Consequently, if, you are a "specified financial institution", as defined in the Canadian Income Tax Act, a dividend received on the exchangeable shares will be deductible in computing your taxable income only if:

          1. you did not acquire the exchangeable shares in the ordinary course of carrying on your business; or

          2. at the time the dividend is received, the exchangeable shares are listed on a prescribed stock exchange in Canada (which currently includes the TSE) and you, either alone or together with persons with whom you do not deal at arm's length, do not receive (or be deemed to receive) dividends in respect of more than 10% of the issued and outstanding exchangeable shares.

     In addition, to the extent that a deemed dividend arises on the redemption of the exchangeable shares by Calpine Canada, the dividend may be deductible by specified financial institutions in accordance with the exceptions outlined above. If you are a specified financial institution, you should consult your own tax advisors.

     If you are a "private corporation", as defined in the Canadian Income Tax Act, or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals, you may be liable under Part IV of the Canadian Income Tax Act to pay a refundable tax of 33 1/3% of any dividends received or deemed to be received on your exchangeable shares to the extent that these dividends are deductible in computing your taxable income.

     If you are throughout the relevant taxation year a "Canadian-controlled private corporation", as defined in the Canadian Income Tax Act, you may be liable to pay an additional refundable tax of 6 2/3% on your "aggregate investment income" for the year which will include dividends or deemed dividends that are not deductible in computing taxable income.

     If you are a corporation, the amount of any capital losses arising from a disposition or deemed disposition of exchangeable shares may be reduced by the amount of any dividends received or deemed to have been received by you on the exchangeable shares to the extent and under circumstances prescribed by the Canadian Income Tax Act. Similar rules may apply where you are a corporation and a member of a partnership or a beneficiary of a trust that owns these shares.

ACQUISITION AND DISPOSITION OF OUR COMMON STOCK

     The cost of our common stock received on a retraction, redemption or exchange of exchangeable shares will be equal to the fair market value of such exchangeable shares at the time of that event, and will be averaged with the adjusted cost base of any other shares of our common stock held by you at that time as capital property. A disposition or deemed disposition of our common stock by you will generally result in the realization of a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to you of these shares immediately before the disposition. The taxation of capital gains and capital losses is described below.

DIVIDENDS ON OUR COMMON STOCK

     Dividends on our common stock will be included in your income for the purposes of the Canadian Income Tax Act. If you are an individual, you will not be subject to the gross-up and dividend tax credit rules in the Canadian Income Tax Act applicable to dividends received from corporations resident in Canada. If you are a corporation, you will be required to include these dividends in computing your income and generally will not be entitled to deduct the amount of these dividends in computing your taxable income.

     A shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation", as defined in the Canadian Income Tax Act, may be liable to pay an additional refundable tax of 6 2/3% of its "aggregate investment income" for the year which will include these dividends.

     If there is United States non-resident withholding tax on any dividends you receive on our common stock, you will generally be eligible for foreign tax credit or deduction treatment where applicable under the Canadian Income Tax Act.

TAXATION OF CAPITAL GAINS AND CAPITAL LOSSES

     One-half of any capital gain realized on a disposition or deemed disposition of exchangeable shares or our common stock must be included in your income for the year of the disposition. You generally may be able to deduct one-half of any capital losses against one-half of any capital gains realized in the year of the disposition. Any capital losses in excess of capital gains in the year of the disposition may generally be carried back and deducted against net capital gains (capital gains less capital losses) up to three taxation years or carried forward indefinitely, to the extent and in the circumstances prescribed in the Canadian Income Tax Act.

     Capital gains realized by an individual or trust, other than certain trusts, may give rise to alternative minimum tax under the Canadian Income Tax Act.
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

     A shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation", as defined in the Canadian Income Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year which will include an amount in respect of taxable capital gains.

FOREIGN PROPERTY INFORMATION REPORTING

     With some exceptions, any taxpayer resident in Canada in the year is a "specified Canadian entity", as defined in the Canadian Income Tax Act. If you are a specified Canadian entity for a taxation year or fiscal period and the total cost amount of "specified foreign property", which would include our common stock and the exchangeable shares, at any time in the year or fiscal period exceeds C$100,000, you will be required to file an information return for the year or period disclosing prescribed information, your cost amount, any dividends received in the year, and any gains or losses realized in the year, in respect of the specified foreign property. You should consult your own advisors about whether you must comply with these rules with respect to the ownership of our common stock or the exchangeable shares.

SHAREHOLDERS NOT RESIDENT IN CANADA

     The following portion of this summary will apply to you only if, for purposes of the Canadian Income Tax Act and any applicable tax treaty or convention, you will not be resident or deemed to be resident in Canada at any time while you hold exchangeable shares or our common stock, and if you will not use or hold the exchangeable shares or our common stock in the course of carrying on a business (including an insurance business) in Canada and, except as specifically discussed below, if those shares do not constitute "taxable Canadian property" to you as defined in the Canadian Income Tax Act.

     The exchangeable shares will generally not be taxable Canadian property to you at a particular time provided that these shares are listed on a prescribed stock exchange (which includes the TSE) and you, separately or together with persons with whom you do not deal at arm's length, have not owned (or had under option) 25% or more of the issued shares of any class or series of the capital stock of Calpine Canada or Encal at any time within five years preceding the particular time. Our common stock will generally not constitute taxable Canadian property to you.

     Provided the exchangeable shares or our common stock are not taxable Canadian property to you, you will not be subject to tax under the Canadian Income Tax Act on the exchange of exchangeable shares for our common stock (except to the extent the exchange gives rise to a deemed dividend as discussed below), or on the sale or other disposition of exchangeable shares or our common stock.

     Dividends paid or deemed to be paid on the exchangeable shares will be subject to non-resident withholding tax under the Canadian Income Tax Act at the rate of 25%, although this rate may be reduced under the provisions of an applicable income tax treaty or convention. For example, under the Canada-U.S. Tax Convention, the rate of non-resident withholding tax is generally reduced to 15% in respect of dividends paid to a person who is the beneficial owner thereof and who is resident in the United States for purposes of the convention.

     A holder whose exchangeable shares are redeemed by Calpine Canada (either under redemption rights or pursuant to retraction rights) will be deemed to receive a dividend equal to the amount, if any, by which the redemption proceeds exceed the paid-up capital of the exchangeable shares at the time the exchangeable shares are redeemed. For these purposes, the redemption proceeds will be the fair market value of our common stock received from Calpine Canada at the time of the redemption plus the amount, if any, of all payable and unpaid dividends on the exchangeable shares paid on the redemption. Any deemed dividend will be subject to non-resident withholding tax as described in the preceding paragraph. However, we anticipate that we will exercise our call rights, when available, and currently foresee no circumstances under which exchangeable shares would be redeemed by Calpine Canada.

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

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion of the principal United States federal income tax consequences of the receipt, ownership and disposition of exchangeable shares is the opinion of Covington & Burling, who acted as United States counsel to Calpine in connection with our business combination with Encal. This discussion is based, in part, on certain representations and agreements made by Calpine, and the assumption that such representations were, as of the date made and as of the effective time of the business combination (the "Effective Time"), true and correct, that such agreements will be complied with and that the business combination will be consummated in accordance with the combination agreement and plan of arrangement relating to the business combination.

     This discussion is based on the United States Internal Revenue Code of 1986, as amended (the "U.S. Code"), United States Treasury regulations, proposed and final, issued thereunder, and judicial and administrative interpretations of the U.S. Code and regulations, in each case as in effect and available as of the date of this prospectus. These income tax laws, regulations and interpretations, however, may change at any time, and any change could be retroactive to the date of this prospectus. These income tax laws and regulations are also subject to various interpretations, and the United States Internal Revenue Service (the "IRS") or the United States courts could later disagree with the explanations or conclusions contained in this summary.

     No statutory, judicial or administrative authority exists that directly addresses the United States federal income tax consequences of the receipt and ownership of instruments comparable to the exchangeable shares. Consequently, the United States federal income tax treatment of the receipt of exchangeable shares and the exchange of exchangeable shares for shares of Calpine common stock is not certain. No advance ruling has been sought or obtained from the IRS regarding the tax consequence of any of the transactions described herein and there can be no assurance that the IRS would not challenge the conclusions contained in the discussion below, or, if challenged, that a court would not agree with the IRS.

     As used herein, a "United States Holder" is a beneficial owner of Encal common shares, exchangeable shares or Calpine common stock, as the case may be, that, for United States federal income tax purposes, is: (1) a citizen or individual resident of the United States, (2) a corporation created or organized in or under the laws of the United States, or of any political subdivision thereof, (3) an estate or other entity the income of which is includible in its gross income for United States federal income tax purposes without regard to its source or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust. A "non-United States Holder" is a beneficial owner who, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, or a foreign estate or trust. If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the Encal common shares, the exchangeable shares or Calpine common stock, as the case may be, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A Holder that is a partnership and partners in such partnership should consult their tax advisers about the United States federal income tax consequences of receiving, holding and disposing of Encal common shares, exchangeable shares or Calpine common stock. This summary assumes that Encal is not a "controlled foreign corporation" and that neither Encal nor Calpine Canada is or will become a "foreign personal holding company" or a "passive foreign investment company" for United States federal income tax purposes. This discussion does not address persons subject to special provisions of United States federal income tax law, such as tax-exempt organizations, financial institutions, insurance companies, broker-dealers, persons having a "functional currency" other than the United States dollar, holders who hold Encal common shares, exchangeable shares or Calpine common stock, as the case may be, as part of a hedge, straddle, wash sale, synthetic security, conversion transaction or other integrated investment, and holders of Encal common shares, exchangeable shares or Calpine common stock, as the case may be, who acquired their interests through the exercise of employee stock options or otherwise as compensation for services. This discussion is limited to Holders who hold Encal common shares as a capital asset and who will hold exchangeable shares and Calpine common stock, as the case may be, as a capital asset.

     This discussion does not address aspects of United States taxation other than United States federal income taxation under the U.S. Code, nor does it address all aspects of United States federal income taxation that may be applicable to a particular Holder in light of the Holder's particular circumstances. Accordingly, all Holders are urged to consult their own tax advisors with respect to the United States federal income tax consequences to them of the receipt, ownership and disposition of exchangeable shares and Calpine common stock, as the case may be, in light of their particular circumstances. In addition, this discussion does not address the United States state or local tax consequences or the foreign tax consequences of the business combination on the receipt, ownership and disposition of the exchangeable shares or Calpine common stock.

     HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES, THE FOREIGN TAX CONSEQUENCES AND THE NON-TAX CONSEQUENCES OF THE BUSINESS COMBINATION, INCLUDING THE RECEIPT, OWNERSHIP AND DISPOSITION OF EXCHANGEABLE SHARES, CALPINE COMMON STOCK AND ANCILLARY RIGHTS (AS DEFINED BELOW) AND CALL RIGHTS (AS DEFINED BELOW).

UNITED STATES HOLDERS

RECEIPT OF EXCHANGEABLE SHARES

     Although the matter is not free from doubt, Calpine and Calpine Canada intend to take the position that the receipt of the exchangeable shares is a taxable event for United States federal income tax purposes and that United States Holders who exchange Encal common shares for exchangeable shares should recognize gain or loss. If the exchange is a taxable event, a United States Holder will recognize gain or loss measured by the difference, if any, between the fair market value of the consideration received in exchange for the United States Holder's Encal common shares (i.e., the fair market value of the exchangeable shares received together with the amount of cash received in lieu of fractional shares, if any, or pursuant to the exercise of dissenters' rights) and the United States Holder's tax basis in the Encal common shares exchanged for that consideration. A United States Holder's tax basis in the exchangeable shares received should equal the fair market value of such shares at the Effective Time, and the holding period for such shares should begin on the day after the Effective Time. Any gain or loss recognized upon an exchange of Encal common shares will generally be United States source income, will be capital gain or loss and will be long-term capital gain or loss if the United States Holder's holding period for the Encal common shares exchanged is more than one year at the Effective Time.

     There can be no assurance that the IRS will not attempt to recharacterize the receipt of the exchangeable shares as a tax-free transaction. If the IRS were to successfully assert such a characterization: (i) United States Holders would recognize gain (but not loss) with respect to any cash received for fractional shares or pursuant to the exercise of dissenters' rights (as described below); (ii) the tax basis of the exchangeable shares received by a United States Holder would generally equal the tax basis of the Encal common shares surrendered, reduced by the amount of cash received in respect of such Encal common shares and increased by the amount of gain recognized on the receipt of the exchangeable shares; and (iii) the holding period of the exchangeable shares received by a United States Holder would include the holding period of the Encal common shares exchanged therefor.

ANCILLARY RIGHTS AND CALL RIGHTS

     Encal shareholders who receive exchangeable shares will also receive the "Ancillary Rights," which comprise the liquidation right, the automatic exchange right and your voting rights under the voting and exchange trust agreement. See "Plan of Distribution" and "Description of Our Capital Stock -- Preferred Stock." In addition, Encal shareholders who receive exchangeable shares may be deemed to grant the "Call Rights," which comprise the liquidation call right, the redemption call right and the retraction call right, which are each described in "Plan of Distribution." Calpine and Calpine Canada believe that the Ancillary Rights received and any Call Rights deemed to be granted by Encal shareholders generally will have only nominal value and, therefore, that neither their receipt or grant, as the case may be, nor the lapse of any Call Rights, should result in any material United States federal income tax consequences, although the value of such rights could vary depending on the circumstances of a particular Encal shareholder. It is possible, however, that the Service could take the position that the Ancillary Rights and the Call Rights have greater than nominal value. In such event, the receipt of Ancillary Rights and the lapse of any Call Rights could generate taxable income or loss of more than a nominal amount. Such gain or loss should be capital gain or loss to the United States Holder. United States Holders should consult their tax advisors with respect to the potential tax consequences of the receipt of the Ancillary Rights and the grant of the Call Rights pursuant to the business combination.

EXCHANGE OF EXCHANGEABLE SHARES

     There is no authority directly addressing the proper characterization of instruments similar to the exchangeable shares together with the associated Ancillary Rights and Call Rights or the exchange of exchangeable shares for Calpine common stock (including an exchange upon the occurrence of an automatic redemption date). As a result, the consequences to a United States Holder of such an exchange are unclear.

     A United States Holder may be justified in taking the position that the exchangeable shares (together with the associated Ancillary Rights and Call Rights) should be treated as stock of Calpine for United States federal income tax purposes and therefore that the exchange of the exchangeable shares for Calpine common stock is not a taxable event. If a United States Holder takes such a position, the aggregate tax basis of the Calpine common stock received pursuant to the exchange would equal the United States Holder's aggregate tax basis in the exchangeable shares and the holding period of the Calpine common stock received by such Holder would include the holding period of the exchangeable shares surrendered in the exchange. Calpine and Calpine Canada intend to take the position that the exchangeable shares, together with the Ancillary Rights and the Call Rights, represent stock of Calpine.

     Alternatively, if the exchangeable shares are characterized as representing an equity interest in Calpine Canada for United States federal income tax purposes, a United States Holder who exchanges its exchangeable shares for shares of Calpine common stock generally would recognize gain or loss. Such gain or loss would be measured by the difference, if any, between the fair market value of the shares of Calpine common stock at the time of the exchange and the United States Holder's tax basis in the exchangeable shares surrendered, and would generally be capital gain or loss, except with respect to any declared but unpaid dividends on the exchangeable shares. Under this alternative characterization, a United States Holder's tax basis in the shares of Calpine common stock received would be equal to the fair market value of such shares at the time of the exchange and the holding period for such shares would begin on the day after the exchange. However, even if the exchangeable shares are characterized as representing an equity interest in Calpine Canada, under certain limited circumstances, the exchange by a United States Holder of exchangeable shares for Calpine common stock may be characterized as a tax-free transaction. Whether an exchange by a particular United States Holder would be tax-free will depend upon the facts and circumstances existing at the time of the exchange and cannot be accurately predicted at the date of this prospectus.

     For United States federal income tax purposes, gain recognized on the exchange of exchangeable shares for shares of Calpine common stock generally will be treated as United States source gain, except that, under the terms of the Canada-U.S. Tax Convention, such gain may be treated as sourced in Canada. Any Canadian tax imposed on the exchange may be available as a credit against United States federal income taxes, subject to applicable limitations. A United States Holder that is ineligible for a foreign tax credit with respect to any Canadian tax paid may be entitled to a deduction therefor in computing United States taxable income.

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

DISTRIBUTIONS ON THE EXCHANGEABLE SHARES

     Calpine Canada and Calpine intend to treat dividends, if any, received by a United States Holder with respect to the exchangeable shares as dividends from Calpine. A United States Holder may be justified in taking this position. A United States Holder of exchangeable shares who takes this position generally will be required to include in gross income as ordinary income dividends paid on the exchangeable shares to the extent paid out of the earnings and profits of Calpine. Such dividends paid in Canadian dollars will be includible in the income of a United States Holder in a United States dollar amount calculated by reference to the exchange rate in effect on the date the dividends are deemed received. United States Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Canadian dollars received which are not converted into United States dollars on such date.

     Alternatively, it is possible that the IRS could take the position that any dividends received by a United States Holder with respect to the exchangeable shares are dividends from Calpine Canada. If the IRS were successful in asserting this position, any dividends paid on the exchangeable shares out of Calpine Canada's earnings and profits would be treated as foreign source dividend income and would generally not be eligible for the dividends received deduction allowed to corporate shareholders under the U.S. Code.

     Under the terms of the Canada-U.S. Tax Convention, distributions with respect to the exchangeable shares received by United States Holders would be subject to Canadian withholding tax at a rate of 15% irrespective of any position that Calpine or the IRS may take. Subject to certain limitations of United States federal income tax law, a United States Holder should generally be entitled to either a credit against its United States federal income tax liability or a deduction in computing United States taxable income for Canadian income taxes withheld from distributions with respect to the exchangeable shares. The use of a credit may, however, be limited or precluded entirely if the United States Holder has no income that is treated as non-United States source income for United States federal income tax purposes.

DISSENTING SHAREHOLDERS

     A United States Holder who exercises the right to dissent from the business combination will recognize gain or loss on the exchange of such Holder's Encal common shares for cash in an amount equal to the difference between the amount of cash received (other than amounts, if any, which are or are deemed to be interest for United States federal income tax purposes, which amounts will be taxed as ordinary income) and such Holder's basis in its Encal common shares. Such gain or loss generally will be United States source income, will be capital gain or loss if the Encal common shares were held as capital assets at the Effective Time and will be long-term capital gain or loss if the United States Holder's holding period for the Encal common shares is more than one year at such time.

NON-UNITED STATES HOLDERS

     The following discussion is applicable to a non-United States Holder.

RECEIPT, EXCHANGE OR OTHER DISPOSITION OF EXCHANGEABLE SHARES AND CALPINE COMMON STOCK

     Subject to the discussion below under "-- Foreign Investment in Real Property Tax Act," a non-United States Holder generally will not be subject to United States federal income tax on any gain realized on the receipt of exchangeable shares in exchange for Encal common shares, on the sale or exchange of the exchangeable shares, or on the sale or exchange of shares of Calpine common stock, unless (i) such gain (A) in the absence of an applicable tax treaty, is effectively connected with a trade or business of the non-United States Holder in the United States, or (B) if a tax treaty applies, is attributable to a permanent establishment maintained by the non-United States Holder in the United States or (ii) unless an applicable tax treaty provides otherwise the non-United States Holder is an individual who holds the Encal common shares, the exchangeable shares or the Calpine common stock, as the case may be, as a capital asset and is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are satisfied.

DISTRIBUTIONS ON THE EXCHANGEABLE SHARES AND CALPINE COMMON STOCK

     Because Calpine and Calpine Canada intend to treat the dividends, if any, paid to non-United States Holders in respect of the exchangeable shares as dividends from Calpine, such amounts will generally be subject to United States withholding tax at a rate of 30% for United States federal income tax purposes. In general, dividends received by a non-United States Holder with respect to Calpine common stock that are not effectively connected with the conduct by such Holder of a trade or business in the United States will also be subject to United States withholding tax at a rate of 30 percent. The withholding rate may be reduced by an applicable income tax treaty in effect between the United States and the non-United States Holder's country of residence (currently 15%, generally, on dividends paid to residents of Canada under the Canada-U.S. Tax Convention).

FOREIGN INVESTMENT IN REAL PROPERTY TAX ACT

     Notwithstanding the discussion above, under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), gain or loss recognized by a non-United States Holder on the sale or exchange of Calpine common stock, as well as any gain or loss recognized on the sale or exchange of exchangeable shares (if such shares are treated by the IRS as representing stock of Calpine), will be subject to United States federal income tax as if such gain or loss were effectively connected with a United States trade or business if such shares are treated as "United States real property interests" ("USRPIs") (as defined below) and the non-United States Holder is a greater than 5% shareholder.

     A USRPI generally includes any interest (other than an interest solely as a creditor) in a "United States real property holding corporation" (a "USRPHC"). Calpine common stock and exchangeable shares will be USRPIs unless it is established under specific procedures that Calpine is not (and was not for the prior five-year period) a USRPHC. A corporation is a USRPHC if the fair market value of its interests in United States real property equals or exceeds 50% of the sum of the fair market value of all of its interests in real property and all of its other assets used or held for use in a trade or business (as defined in applicable regulations). Calpine cannot give any assurance as to whether it is, at any time within the past five years it has been, or will in the future become a USRPHC.

     If it is determined that Calpine is, has been in the past five years or in the future becomes, a USRPHC, so long as Calpine's stock is regularly traded on an established securities market, an exemption should apply, except with respect to (i) a non-United States Holder of exchangeable shares, if on the date such exchangeable shares were acquired by such non-United States Holder the shares had a fair market value greater than the fair market value on such date of 5 percent of Calpine common stock; and (ii) a non-United States Holder whose beneficial and/or constructive ownership of Calpine common stock exceeds 5%. This exception should apply to both the Calpine common stock and to the exchangeable shares. Any investor that may approach or exceed the 5% ownership threshold discussed above, either alone or in conjunction with related persons, should consult its own tax advisor concerning the United States tax consequences that may result. A non-United States Holder who sells or otherwise disposes of exchangeable shares or Calpine common stock may be required to inform its transferee whether such shares constitute a United States real property interest.

     The foregoing discussion of the possible application of the FIRPTA rules to non-United States Holders is only a summary of certain material aspects of these rules. Because the United States federal income tax consequences to a non-United States Holder under FIRPTA may be significant and are complex, non-United States Holders are urged to discuss those consequences with their tax advisors.

BACKUP WITHHOLDING AND INFORMATION REPORTING

UNITED STATES HOLDERS

     Payments of dividends made on, or the proceeds of the sale or other disposition of, the exchangeable shares and shares of Calpine common stock, as the case may be, may be subject to information reporting and United States federal backup withholding tax at the rate of 31% if the recipient of such payment fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amount withheld from a payment to a United States Holder under the backup withholding rules is allowable as a credit against the Holder's United States federal income tax, provided that the required information is furnished to the IRS.

NON-UNITED STATES HOLDERS

     A non-United States Holder may be required to comply with certification procedures to establish that the Holder is not a United States person in order to avoid backup withholding tax requirements with respect to distributions on the exchangeable shares and shares of Calpine common stock, as the case may be. In addition, Calpine must report annually to the IRS and to each non-United States Holder the amount of any dividends paid to and the tax withheld with respect to, such Holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-United States Holder resides.

                                 LEGAL MATTERS

     The validity of the shares of our common stock issuable hereunder will be passed upon for us by Covington & Burling, New York, New York. Certain U.S. federal income tax matters have been passed upon by Covington & Burling, and certain Canadian federal income tax matters have been passed upon by Macleod Dixon LLP, Calgary, Canada.

                              INDEPENDENT AUDITORS

     Calpine's audited financial statements incorporated by reference in this prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving such reports. The report of Ernst and Young LLP, independent auditors, with respect to the audited financial statements of Encal Energy Ltd., which is incorporated in this prospectus by reference to our Current Report on Form 8-K, filed on September 10, 2001, is included herein in reliance upon the authority of said firm as experts in giving said report.

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